Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)

Condensed Consolidated Interim Financial Statements
(Unaudited - all amounts in thousands of United States Dollars unless otherwise noted)

For the nine months ended May 31, 2018

Filed: July 16, 2018

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Financial Position
(in thousands of United States Dollars)

	May 31,	August 31,
	2018	2017
ASSETS

Current
Cash and cash equivalents	$5,229	$3,414
Restricted Cash – Waterberg (Note 5)	923	-
Marketable Securities (Note 4)	7,629	-
Amounts receivable	943	2,058
Prepaid expenses	177	645
Asset held for sale (Note 4)	-	69,889
Total current assets	14,901	76,006

Performance bonds	82	79
Exploration and evaluation assets (Note 5)	27,937	22,900
Property, plant and equipment (Note 3)	1,330	1,543
Total assets	$44,250	$100,528

LIABILITIES

Current
Accounts payable and other liabilities	$2,742	$16,443
Loan payable (Note 6)	-	46,305
Total current liabilities	2,742	62,748

Loans payable (Note 6)	39,626	43,821
Convertible notes (Note 7)	15,353	17,225
Warrant derivative (Note 9)	1,325	-
Total liabilities	$59,046	$123,794

SHAREHOLDERS’ EQUITY
Share capital (Note 8)	$818,163	$800,894
Contributed surplus (Note 8)	25,939	25,870
Accumulated other comprehensive loss	(173,749)	(170,505)
Deficit	(694,924)	(667,617)
Total shareholders’ deficit attributable to shareholders of Platinum Group Metals Ltd.	(24,571)	(11,358)

Non-controlling interest	9,775	(11,908)
Total shareholders’ deficit	(14,796)	(23,266)
Total liabilities and shareholders’ deficit	$44,250	$100,528

Going Concern (Note 1)
Contingencies and Commitments (Note 11)

Approved by the Board of Directors and authorized for issue on July 16, 2018

/s/ Iain McLean	/s/ Diana Walters
Iain McLean, Director	Diana Walters, Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements.	2

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss (Income)
(in thousands of United States Dollars except share and per share data)

	Three months ended		Nine months ended
	May 31,	May 31,	May 31,	May 31,
	2018	2017	2018	2017

EXPENSES
General and administrative	$1,513	$1,610	$4,644	$4,171
Interest	5,083	-	14,938	-
Foreign exchange loss	726	1,248	3,925	1,768
Stock compensation expense (Note 8)	10	7	62	1,121
Maseve closure, care and maintenance costs	1,303	-	14,231	-
Impairment Charge	-	225,165	-	280,357
	8,635	228,030	37,800	287,417

Gain on fair value of financial instruments (Note 7,9)	(758)	-	(2,687)	-
Loss on Asset Held for Sale	2,305	-	2,305	-
Loss on fair value of marketable securities	692	-	692	-
Net finance income	(153)	(180)	(505)	(829)
Loss for the period	$10,721	$227,850	$37,605	$286,588

Items that may be subsequently reclassified to net loss: Currency translation adjustment	(1,195)	10,441	(8,277)	(41,415)

Comprehensive loss for the period	$9,526	$238,291	$29,328	$245,173

Loss attributable to:
Shareholders of Platinum Group Metals Ltd.	10,572	189,767	35,240	238,641
Non-controlling interests	149	38,083	2,365	47,947
	$10,721	$227,850	$37,605	$286,588

Comprehensive loss (income) attributable to:
Shareholders of Platinum Group Metals Ltd.	13,973	198,553	26,963	197,967
Non-controlling interests	(4,447)	39,738	2,365	47,206
	$9,526	$238,291	$29,328	$245,173

Basic and diluted loss per common share	$0.06	$1.37	$0.22	$2.01

Weighted average number of common shares outstanding: Basic and diluted	173,961,286	138,921,078	157,587,519	118,457,760

The accompanying notes are an integral part of the condensed consolidated financial statements.	3

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Changes in Equity
(in thousands of United States Dollars, except # of Common Shares)

	# of Common	Share	Contributed	Accumulated	Deficit	Attributable to	Non-	Total
	Shares	Capital	Surplus	Other		Shareholders	Controlling
				Comprehensive		of the Parent	Interest
				Income (loss)		Company
Balance, August 31, 2016	88,857,028	$714,190	$24,003	$(232,179)	$(125,245)	$380,769	$38,679	$419,448
Share based compensation	-	-	1,783	-	-	1,783	-	1,783
Share issuance – financing	57,313,750	88,774	-	-	-	88,774	-	88,774
Share issuance costs	-	(7,210)	-	-	-	(7,210)	-	(7,210)
Shares issued for loan facilities (Note 6)	2,285,409	5,128	-	-	-	5,128	-	5,128
Transactions with non-controlling interest	-	-	-	-	43	43	(43)	-
Foreign currency translation adjustment	-	-	-	40,674	-	40,674	741	41,415
Net loss for the period	-	-	-	-	(238,641)	(238,641)	(47,947)	(286,588)
Balance May 31, 2017	148,456,187	$800,882	$25,786	$(191,505)	$(363,843)	$271,320	$(8,570)	$262,750
Stock based compensation	-	-	84	-	-	84	-	116
Shares issued on conversion of convertible note	13,190	12	-	-	-	12	-	12
Foreign currency translation adjustment	-	-	-	21,000	-	21,000	(3,329)	17,671
Net loss for the period	-	-	-	-	(303,774)	(303,774)	(9)	(303,783)
Balance August 31, 2017	148,469,377	$800,894	$25,870	$(170,505)	$(667,617)	$(11,358)	$(11,908)	$(23,266)
Stock based compensation	-	-	69	-	-	69	-	69
Shares issued for interest on convertible note	2,440,629	691	-	-	-	691	-	691
Units issued – financing	132,544,861	18,557	-	-	-	18,557	-	18,557
Unit issuance costs	-	(1,979)	-	-	-	(1,979)	-	(1,979)
Extinguishment of Maseve non-controlling interest	-	-	-	(11,521)	(7,306)	(18,827)	18,827	-
Equity impact from partial sale of Waterberg	-	-	-	-	15,239	15,239	1,962	17,201
Contributions of Waterberg JV Co (Note 5)	-	-	-	-	-	-	3,259	3,259
Foreign currency translation adjustment	-	-	-	8,277	-	8,277	-	8,277
Net loss for the period	-	-	-	-	(35,240)	(35,240)	(2,365)	(37,605)
Balance May 31, 2018	283,454,867	$818,163	$25,939	$(173,749)	$(694,924)	$(24,571)	$9,775	$(14,976)

The accompanying notes are an integral part of the condensed consolidated financial statements.	4

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statements of Cash Flows
(in thousands of United States Dollars)

	For the nine months ended
	May 31,	May 31,
	2018	2017

OPERATING ACTIVITIES
Loss for the period	$(37,605)	$(286,588)

Add items not affecting cash:
Depreciation	251	361
Non-cash interest expense	14,938	-
Unrealized foreign exchange gain	(116)	856
Gain on fair value of financial instruments	(2,687)	-
Loss on asset held for sale	2,305	-
Unrealized loss on marketable securities	692	-
Stock compensation expense	62	1,121
Impairment charge	-	280,357
Net change in non-cash working capital (Note 12)	117	502
	(22,043)	(3,391)

FINANCING ACTIVITIES
Proceeds from issuance of equity	$19,882	$88,774
Equity issuance costs	(2,120)	(7,198)
Cash received from sale of Maseve	62,000	-
Interest paid on debt (Note 6)	(1,014)	(3,244)
Cash proceeds from debt (Note 6)	10,000	5,000
Sprott principal and accrued interest repayment (Note 6)	(52,088)	(5,000)
Liberty repayment	(23,163)	-
Costs associated with the debt (Note 6)	(899)	(194)
	12,598	78,138

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	$-	$(93,422)
Proceeds from sale of interest in Waterberg	17,190	-
Transfer to restricted cash (Waterberg)	(5,000)	-
Expenditures from restricted cash (Waterberg)	4,002	-
Fees paid on asset held for sale (Note 4)	(1,000)	-
Proceeds from the sale of concentrate	2,016	12,678
Exploration expenditures, net of recoveries	(5,759)	-
Performance bonds	-	(445)
	11,449	(81,189)

Net (decrease) increase in cash and cash equivalents	(7,510)	(6,442)
Effect of foreign exchange on cash and cash equivalents	(189)	2,519
Cash and cash equivalents, beginning of period	3,414	16,450

Cash and cash equivalents, end of period	$5,229	$12,527

The accompanying notes are an integral part of the condensed consolidated financial statements.	5

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended May 31, 2018
(In thousands of United States Dollars unless otherwise noted)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Platinum Group Metals Ltd. (the “Company”) is a British Columbia, Canada, company formed by amalgamation on February 18, 2002. The Company’s shares are publicly listed on the Toronto Stock Exchange (“TSX”) in Canada and the NYSE American, LLC (“NYSE American”) in the United States (formerly the NYSE MKT LLC). The Company’s address is Suite 788-550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa. The Company has disposed of the Maseve Mine to Royal Bafokeng Platinum Limited ("RBPlat"). The Company previously held an 82.9% working interest in the property. Please see Note 4 for further details.

On May 26, 2015, the Company announced an agreement whereby the Waterberg JV property and Waterberg Extension property (both located on the Northern Limb of the Bushveld Complex in South Africa) were combined into one project (the “Waterberg Project”). The Company published a pre-feasibility study for the combined Waterberg Project in October 2016. On September 21, 2017 the Company completed the planned corporatization of the Waterberg Project by the transfer of all Waterberg Project prospecting permits held in trust by Platinum Group Metals (RSA) (Pty) Ltd. (“PTM RSA”) into Waterberg JV Resources (Pty) Limited (“Waterberg JV Co.”). During the period, Impala Platinum Holdings Ltd. (“Implats”) entered into a definitive agreement to purchase 15% of Waterberg JV Co., with the Company selling an 8.6% interest and the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) selling a 6.4% interest, with a further purchase and development option to increase its interest up to 50.01% of Waterberg JV Co. Please see Note 5 for further details.

These financial statements include the accounts of the Company and its subsidiaries. The Company’s subsidiaries (collectively with the Company, the “Group”) as at period end are as follows:

		Place of	Proportion of ownership interest
		incorporation	and voting power held
		and		August 31,
Name of subsidiary	Principal activity	operation	May 31, 2018	2017

Platinum Group Metals (RSA) (Pty) Ltd.	Exploration	South Africa	100%	100%
Mnombo Wethu Consultants (Pty) Limited.[1]	Exploration	South Africa	49.9%	49.9%
Waterberg JV Resources (Pty) Ltd.	Exploration	South Africa	37.05%	45.65%

1 The Company controls Mnombo Wethu Consultants (Pty) Limited (“Mnombo”) for accounting purposes.

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern which contemplates that the Company will be able to realize its assets and settle its liabilities in the normal course as they come due for the foreseeable future. During the nine month period ended May 31, 2018 the Company reported a net loss of $38 million. At May 31, 2018, the Company had working capital of $12.1 million. At May 31, 2018, the Company was indebted for a principal amount of $33 million plus accrued interest of $13 million pursuant to the LMM Facility (as defined below). This debt is due October 31, 2019. Additional payments/interest (which can be paid with shares of the Company) are due on the convertible debt. During the nine month period the Company announced and completed the sale of the Maseve Mine for initial gross proceeds of $74 million. Stage one of the Maseve Sale Transaction (as defined below) was closed on April 5, 2018, with stage two closing April 26, 2018. Also during the period, Implats completed the strategic acquisition of an 8.6% interest in Waterberg JV Co. from the Company for $17.2 million and the Company completed the sale 132 million units resulting in gross proceeds of $19.9 million. As a result of these transactions, the Sprott facility has been completely paid down and the LMM repayment schedule has been crystalized. The Company currently has limited financial resources and has no sources of operating income at present. The Company’s ability to continue operations in the normal course of business will therefore depend upon its ability to secure additional funding by methods that could include debt refinancing, equity financing, sale of assets and strategic partnerships. Management believes the Company will be able to secure further funding as required. Nonetheless, there exist material uncertainties resulting in substantial doubt as to the ability of the Company to continue to meet its obligations as they come due and hence, the ultimate appropriateness of the use of accounting principals applicable to a going concern.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended May 31, 2018
(In thousands of United States Dollars unless otherwise noted)

These interim condensed consolidated financial statements do not include adjustments or disclosures that may result should the Company not be able to continue as a going concern. If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be required to the carrying value of assets and liabilities, the expenses, the reported comprehensive loss and balance sheet classifications used that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. These adjustments could be material.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting, and have been prepared under the historical cost basis.

These interim condensed consolidated financial statements follow the same accounting principles as those outlined in the notes to the annual audited consolidated financial statements for the year ended August 31, 2017. These interim condensed consolidated financial statements are unaudited and do not include all the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2017. These interim condensed consolidated financial statements are presented in United States Dollars and the Company uses United States Dollars as its presentation currency.

Exchange Rates
The following exchange rates were used when preparing these interim condensed consolidated interim financial statements:

Rand/USD
Period-end rate	12.6618 (August 2017: 13.0190)
9-month period average rate	12.7354 (May 2017: 13.5925)

CAD/USD
Period-end rate	1.2984 (August 2017: 1.2536)
9-month period average rate	1.2665 (May 2017: 1.3512)

Recently Issued Accounting Pronouncements

The following new accounting standards, amendments and interpretations, that have not been early adopted in these consolidated financial statements, will or may have an effect on the Company’s future results and financial position:

(i)	IFRS 15 Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers, which will replace IAS 18, Revenue, is effective for fiscal years ending on or after January 1, 2018 (fiscal 2019 for the Company given its August 31 year end). The standard contains a single model that applies to contracts with customers. Revenue is recognized as control is passed to the customer, either at a point in time or over time. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company does not expect this new standard to have a material impact on the Company’s financial statements.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended May 31, 2018
(In thousands of United States Dollars unless otherwise noted)

(ii)	IFRS 9, Financial Instruments

In July 2014, the IASB issued IFRS 9, Financial Instruments, which addresses classification and measurement of financial assets and replaces the multiple category and measurement models for debt instruments in IAS 39, Financial Instruments: Recognition and Measurement. Debt instruments will be measured with a new mixed measurement model having only two categories: amortized cost and fair value through profit and loss. The new standard also addresses financial liabilities which largely carries forward existing requirements in IAS 39, with the exception of fair value changes to credit risk for liabilities designated at fair value through profit and loss which are generally to be recorded in other comprehensive income. In addition, the new standard introduces a new hedge accounting model more closely aligned with risk management activities undertaken by entities. The new standard is effective for annual periods beginning on or after January 1, 2018 (fiscal 2019 for the Company given its August 31 year end), with an early adoption permitted. The adoption of this standard will effect the classification of financial instruments and the treatment of debt modifications. The Company is working on quantifying the impact of the adoption of the new standard.

(iii)	IFRS 16, Leases

The IASB has replaced IAS 17, Leases in its entirety with IFRS 16, Leases (“IFRS 16”), which will require lessees to recognize nearly all leases on the balance sheet to reflect their right to use an asset for a period of time and the associated liability to pay rentals. IFRS 16 is effective for annual periods commencing on or after January 1, 2019 (fiscal 2020 for the Company given its August 31 year end). The Company is in the process of evaluating the impact the standard is expected to have on our consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended May 31, 2018
(In thousands of United States Dollars unless otherwise noted)

3.	PROPERTY, PLANT AND EQUIPMENT

	Development
	Assets	Land	Buildings	Office Equipment	Mining Equipment	Total
COST
Balance, August 31, 2016	$422,658	$8,547	$10,500	$2,411	$45,234	$489,350
Additions	130,868[1]	-	2,655	529	2,046	136,098
Impairment and transfer to Asset Held for Sale	(604,974)	(9,648)	(14,506)	(898)	(52,157)	(682,183)[2]
Foreign exchange movement	51,446	1,101	1,351	247	5,825	59,970
Balance, August 31, 2017	$-	$-	$-	$2,289	$948	$3,237
Disposals	-	-	-	(55)	(196)	(251)
Foreign exchange movement	-	-	-	16	27	43
Balance May 31, 2018	$-	$-	$-	$2,250	$779	$3,029

ACCUMULATED DEPRECIATION
Balance, August 31, 2016	-	-	1,587	1,407	16,660	19,654
Depreciation	-	-	962	516	7,750	9,228
Transfer to Asset Held for Sale	-	-	(2,753)	(599)	(26,319)	(29,671)[2]
Foreign exchange movement	-	-	204	134	2,145	2,483
Balance, August 31, 2017	$-	$-	$-	$1,458	$236	$1,694
Depreciation	-	-	-	246	32	278
Disposals	-	-	-	(51)	(229)	(280)
Foreign exchange movement	-	-	-	-	-	6
Balance May 31, 2018	$-	$-	$-	$1,653	$46	$1,699

Net book value, August 31, 2017	$-	$-	$-	$831	$712	$1,543

Net book value, May 31, 2018	$-	$-	$-	$597	$733	$1,330

1 Includes pre-production revenue credited of $15.2 million (see below) and $13.4 million of interest expense
2 Total transfer to Assets Held for Sale of $646,038. Asset Impairment of $280,357 recognized in interim periods is now included in Assets Held for Sale (Note 4)

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended May 31, 2018
(In thousands of United States Dollars unless otherwise noted)

4.	ASSET HELD FOR SALE

The Maseve Mine is located in the Western Bushveld region of South Africa. Costs for the Maseve Mine were capitalized and classified as development assets in Property, Plant and Equipment until August 31, 2017. On September 6, 2017 the Company announced it had entered into a term sheet (the “Term Sheet”) to sell the Maseve Mine to RBPlat. As a result, at August 31, 2017, all capitalized costs were reclassified as an Asset Held for Sale and at August 31, 2017 the Asset Held for Sale was written down to $69.9 million, being the estimated net proceeds from the sale of the Maseve Mine.

On September 6, 2017 the Company entered into the Term Sheet to sell the Maseve Mine for approximately $74 million, payable as to $62 million in cash and $12 million in RBPlat common shares (the “Maseve Sale Transaction”). Definitive legal agreements for this sale were executed on November 23, 2017. The Maseve Sale Transaction occurred in two stages:

•

In stage one RBPlat paid Maseve $58 million in cash to acquire the concentrator plant and certain surface assets of the Maseve Mine, including an appropriate allocation for power and water (the "Plant Sale Transaction"). Payment was received April 6, 2018 with $3.5 million used to settle outstanding contractor claims, $47.0 million used to settle the Sprott loan (see note 5) and the remaining $7.5 million applied to amounts owed to Liberty (see note 5).

•

In stage two RBPlat paid PTM RSA $7 million in RBPlat common shares, as valued on September 6, 2017, plus the refund of Maseve’s environmental bond, valued at approximately $4 million on September 6, 2017, to acquire PTM RSA's remaining loans due from Maseve. RBPlat also paid PTM RSA and Africa Wide Mineral Prospecting and Exploration (Pty) Ltd. (a wholly owned subsidiary of Wesizwe Platinum Ltd), in proportion to their respective equity interests in Maseve, a further $5 million in RBPlat common shares, as valued on September 6, 2017, to acquire 100% of the equity in Maseve. Stage two was completed on April 26, 2018 with the release of 4.87 million RBPlat common shares from escrow, worth approximately $9.0 million at that time. The required cash payment was made on May 29, 2018, funded by the release of Maseve’s Rand 58 million environmental bond, valued at $4.57 million on May 29, 2018. The resulting difference in aggregate value from September 6, 2017 to completion is recorded as a loss on the disposal of the asset held for sale. The Company’s 4.52 million RBPlat common shares received for stage two were all held in a broker account at May 31, 2018, pending future disposition and payment of proceeds to LMM. The Company expects to dispose of these shares within a year and therefore this financial asset has been classified as “held for trading” and the fair value loss of $692 that was incurred on the value of those shares between April 26, 2018 and period end was recorded in the loss for the period. The value of the marketable securities at period end was $7.6 million.

Under IFRS, when an asset group is held for sale, the net assets must be classified separately from other assets and measured at the lower of carrying value and fair value less costs to sell. In Maseve’s case, the fair value less costs directly attributable to the sale are lower than the carrying value and the fair value less costs to sell are calculated on a consolidated basis as follows:

Purchase Price	$74,000
Less: fees directly attributable to sale	(4,111)
Maseve asset held for sale at August 31, 2017	$69,889
Fees paid in fiscal 2018	1,000
Proceeds from Sale	(71,695)
Loss on partial disposal of the asset held for sale	(2,305)
Surface rights remaining for sale	285
Remaining liability (see note 6)	2,826
Remaining asset held for sale May 31, 2018	$-

The remaining liability is contingent on the full repayment of the outstanding loan balances. Accordingly, the remaining liability is transferred to loan payable.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended May 31, 2018
(In thousands of United States Dollars unless otherwise noted)

5.	EXPLORATION AND EVALUATION ASSETS

Since mid-2015, the Company’s only active exploration project has been the Waterberg Project located on the North Limb of the Western Bushveld Complex. The Company continues to hold other immaterial mineral or prospecting rights in South Africa and Canada. No material expenditures have been made or are expected to be made on these immaterial mineral properties during the current year. Total capitalized exploration and evaluation expenditures for all exploration properties held by the Company are as follows:

Balance, August 31, 2016	$22,346
Additions	5,701
Disposal of Project #3[1]	(2,383)
Recoveries	(5,635)
Foreign exchange movement	2,870
Balance, August 31, 2017	$22,900
Additions	5,683
Foreign exchange movement	(646)
Balance, May 31, 2018	27,937

1 Project #3 included in Asset Held for Sale

Waterberg

The Waterberg Project consists of adjacent, granted and applied-for prospecting rights with a combined area of approximately 864 km2, located on the Northern Limb of the Bushveld Complex, approximately 70 km north of the town of Mokopane (formerly Potgietersrus). The Waterberg Project is comprised of the former Waterberg JV Property and the Waterberg Extension Property.

On August 8, 2017, PTM RSA transferred legal title of all Waterberg Project prospecting rights into Waterberg JV Co. upon receiving Section 11 approval of the 2nd Amendment (defined below). On September 21, 2017, Waterberg JV Co. issued shares to all existing Waterberg partners pro rata to their joint venture interests, resulting in the Company holding a 45.65% direct interest in Waterberg JV Co., JOGMEC holding a 28.35% interest and Mnombo, as the Company’s Black Economic Empowerment (“BEE”) partner, holding 26%.

Implats Transaction

On November 6, 2017, the Company closed a transaction, originally announced on October 16, 2017, whereby Implats:

•

Purchased an aggregate 15.0% equity interest in Waterberg JV Co (the “Initial Purchase”) for $30 million. The Company sold an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million. From its $17.2 million in proceeds, the Company has committed $5.0 million towards its pro rata share of remaining DFS costs. This $5.0 million is held as restricted cash on the balance sheet with $0.9 million remaining at May 31, 2018. Implats will also contribute an estimated $1.5 million for its 15.0% pro rata share of the Definitive Feasibility Study (“DFS”) costs. Following the Initial Purchase, the Company holds a direct 37.05% equity interest, JOGMEC a 21.95% equity interest and Black Economic Empowerment partner Mnombo will maintain a 26.0% equity interest. The Company holds a 49.9% interest in Mnombo, bringing its overall direct and indirect ownership in Waterberg JV Co. to 50.02%.

•

Acquired an option (the “Purchase and Development Option”) whereby upon completion of the DFS, Implats will have a right, within 90 days of the DFS completion, to exercise an option to increase its interest to up to 50.01% in Waterberg JV Co. If Implats exercises the Purchase and Development Option, Implats would commit to purchase an additional 12.195% equity interest in Waterberg JV Co. from JOGMEC for $34.8 million, and commit to an expenditure of $130.2 million in development work.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended May 31, 2018
(In thousands of United States Dollars unless otherwise noted)

Following an election to go to a 50.01% project interest as described above, Implats will have another 90 days to confirm the salient terms of a development and mining financing for the Waterberg Project, including a signed financing term sheet, subject only to final credit approval and documentation. After exercising the Purchase and Development Option, Implats will control Waterberg JV Co.

Should Implats complete the increase of its interest in Waterberg JV Co. to 50.01% pursuant to the Purchase and Development Option, the Company would retain a 31.96% direct and indirect interest in Waterberg JV Co. and following completion of Implats’ earn-in spending all of the project partners would be required to participate pro-rata. The transaction agreements also provide for the transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners, at fair value.

If Implats does not elect to complete the Purchase and Development Option and the Development and Mining Financing, Implats will retain a 15.0% project interest and the Company will retain a 50.02% direct and indirect interest in the project.

•

Acquired a right of first refusal to enter into an offtake agreement, on commercial arms-length terms, for the smelting and refining of mineral products from the Waterberg Project. JOGMEC will retain a right to receive platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel in refined mineral products at the volume produced from the Waterberg Project.

Acquisition and Development of the Property

In October 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement with regard to the Waterberg Project (the “JOGMEC Agreement”). Under the terms of the JOGMEC Agreement, in April 2012, JOGMEC completed a $3.2 million work requirement to earn a 37% interest in the Waterberg JV property, leaving the Company with a 37% interest and Mnombo with a 26% interest. Following JOGMEC’s earn-in, the Company funded Mnombo’s 26% share of costs, totalling $1.12 million, until the earn-in phase of the joint venture ended in May 2012.

On November 7, 2011, the Company entered an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R1.2 million and the Company’s agreement to pay for Mnombo’s 26% share of costs on the Waterberg JV property until the completion of a feasibility study. Mnombo’s share of expenditures prior to this agreement were covered by the Company and are still owed to the Company ($1.95 million). The Company consolidates Mnombo. The portion of Mnombo not owned by the Company, calculated at $5.4 million at May 31, 2018 ($4.6 million – August 31, 2017), is accounted for as a non-controlling interest.

On May 26, 2015, the Company announced a second amendment (the “2nd Amendment”) to the existing JOGMEC Agreement. Under the terms of the 2nd Amendment the Waterberg JV and Waterberg Extension properties are to be combined and contributed into the newly created operating company Waterberg JV Co. On August 4, 2017, the Company received Section 11 transfer approval from the South African Department of Mineral Resources (“DMR”) and title to all of the Waterberg prospecting rights held by the Company were transferred into Waterberg JV Co

Under the 2nd Amendment, JOGMEC committed to fund $20 million in expenditures over a three-year period ending March 31, 2018. An amount of $8 million was funded by JOGMEC to March 31, 2016, which was followed by two $6 million tranches spent in each of the following two 12 month periods ending March 31, 2018.

To May 31, 2018 an aggregate total of $58.4 has been spent by all parties on exploration and engineering on the Waterberg Project, of which the Company has paid $20.5 for its own account.

6.	LOANS PAYABLE

Up to August 31, 2017 at which time Maseve was classified as an Asset Held for Sale, net interest expense of $17.5 million from both loans had been capitalized to development assets in the Maseve Mine. Adjustments and accretion to the Production Payment liability were also capitalized to development assets in the Maseve Mine until August 31, 2017. Effective interest of $4.9 million and $7.5 million were recognized on the Sprott Facility and LMM Facility respectively during the nine month period ended May 31, 2018.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended May 31, 2018
(In thousands of United States Dollars unless otherwise noted)

Sprott

On February 16, 2015, the Company announced it had entered a credit agreement with a syndicate of lenders (the “Sprott Lenders”) led by Sprott Resource Lending Partnership (“Sprott”) for a senior secured loan facility (the “Sprott Facility”) of $40 million. The Sprott Facility was drawn on November 20, 2015. In the current period, a third advance (the “Third Advance”) of $5 million was made to the Company, then repaid by the Company then a fourth advance (the “Fourth Advance”) of $5 million was also made to the Company. All fees directly attributable to the Sprott loan were capitalized against the loan balance over the life of the loan and amortized using the effective interest method. All advances, interest owing and principal amounts owing to Sprott were repaid during the current period ($47.1 million) and at May 31, 2018 the Sprott Facility had no future payments due. A summary of the loan since inception is below (excluding advance payments and repayments)

Loan Facility	$40,000
Repayment of principal	(40,000)
Drawdown Standby and Amendment fees	(7,993)
Interest paid on loan balance	(10,388)
Interest and finance costs at effective interest rate	18,381
Carrying value – Sprott Facility	$-

Liberty

Also on November 20, 2015, the Company drew down a $40 million loan facility (the “LMM Facility”) pursuant to a credit agreement (the “LMM Credit Agreement”) entered into on November 2, 2015 with a significant shareholder, Liberty Metals & Mining Holdings, LLC (“LMM”), a subsidiary of Liberty Mutual Insurance. The LMM Facility bears interest at LIBOR plus 9.5% . At May 31, 2018 (after repayment of the Sprott Facility) LMM held the first lien position on (i) the shares of PTM (RSA) held by the Company and (ii) all current and future assets of the Company. Pursuant to the LMM Credit Agreement the Company also entered into a life of mine Production Payment Agreement (“PPA”) with LMM.

During the current 3 month period the Company forwarded to Liberty payments totalling $23.1 million. These payments completely paid down the production payment termination accrual of $15 million and the production payments owing of $0.4 million. The remaining $7.7 million was then applied against the loan and accrued interest owing. At May 31, 2017 the Company owed Liberty $45.9 million.

A summary of the Liberty Facility since inception to May 31, 2018 is as follows:

LMM Facility drawn down	$40,000
Repayment of production payment termination accrual	(15,000)
Repayment of production payment	(437)
Partial repayment of loan	(7,726)
Drawdown, Amendment, Legal and Other Fees	(4,452)
Interest, termination and finance cost at effective interest rate	20,250
Adjustment to amortized cost of LMM Production Payment Payable	(2,146)
Additional Production Payment accrual	5,874
LMM Production Payment Payable	437
Carrying value – LMM Facility	$36,800

Components of the LMM Facility
LMM Production Payment termination accrual	$-
LMM Production Payment Payable	-
LMM Loan Facility	36,800
Total LMM Facility	$36,800

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended May 31, 2018
(In thousands of United States Dollars unless otherwise noted)

At inception of the Liberty Facility the Production Payment liability was bifurcated from the loan with the initial value of the Production Payment liability ($11.2 million) being amortized with effective interest over the remaining life of the loan. As the timing of the scheduled repayment of the loan has been shortened from 2021 to October 2019 this amount is being recognized more quickly resulting in a higher effective interest rate of 32% at May 31, 2018. The actual interest rate on the outstanding loan has remained at LIBOR plus 9.5% .

Current Terms of the Liberty Loan

There have been a number of modifications to the LMM Facility. At May 31, 2018, only the loan facility remains to be repaid. On May 11, 2018 the Company announced the following loan amendments where the Company must:

•

Raise a minimum of US$15 million in financings of subordinated debt, common shares and/or securities convertible into common shares (the “Required Financing”) before May 31, 2018 (previously US$20 million required before May 15, 2018). This was satisfied with by the completion of both a private placement and a public offering of common shares on May 15, 2018 for combined gross proceeds of US$19.88 million. See details in Note 8 below.

•

Apply the first US$12 million of gross proceeds from the Required Financing to reduce indebtedness under the LMM Facility before May 31, 2018 (previously US$20 million required before May 15, 2018). This was satisfied with proceeds from the May 15, 2018 unit financing

•	Not otherwise be in default under the LMM Facility. The Company was not in default of any other covenants on the LMM Facility at May 31, 2018

Having satisfied the above conditions, the LMM Facility maturity date has been (a) extended to October 31, 2019 (from September 30, 2018), (b) a previous requirement to raise a further US$20 million in subordinated debt and/or common shares before July 31, 2018 has been eliminated, and (c) interest will continue to accrue and be capitalized until the maturity date (previously, interest became payable quarterly after June 30, 2018).

Brokerage Fees

As outlined in Note 4 there are brokerage fees still connected to the sale of Maseve. These fees become due when the amounts due to Liberty are repaid in full. As these fees are now contingent on the repayment of the debt they are grouped with the debt as follows:

LMM Facility	$36,800
Brokerage Fees	2,826
Loan Payable	$39,626

7.	CONVERTIBLE NOTES

On June 30, 2017, the Company closed a private placement of $20 million aggregate principal amount of convertible senior subordinated notes (“Convertible Notes”) due 2022. The Convertible Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in common shares of the Company or a combination of cash and Common Shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted.

The Convertible Notes will be convertible at any time at the option of the holder, and may be settled, at the Company’s election, in cash, Common Shares, or a combination of cash and Common Shares. If any Convertible Notes are converted on or prior to the three and one half year anniversary of the issuance date, the holder of the Convertible Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted notes to the three and one half year anniversary of the issuance date, discounted by 2%, payable in Common Shares. The initial conversion rate of the Convertible Notes will be 1,001.1112 Common Shares per $1,000 principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $0.9989 per Common Share, representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Company’s Common Shares of $0.8686 per share on June 27, 2017.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended May 31, 2018
(In thousands of United States Dollars unless otherwise noted)

The Convertible Notes have been deemed to contain multiple embedded derivatives (the “Convertible Note Derivatives”) relating to the conversion and redemption options. The Convertible Note Derivatives were valued upon initial recognition at fair value using partial differential equation methods at $5,381 (see below). At inception, the debt portion of the Convertible Notes were reduced by the estimated fair value of the Convertible Note Derivatives of $5,381 and transaction costs relating to the Convertible Notes of $1,049 resulting in an opening balance of $13,570. The Convertible Notes are measured at amortized cost and will be accreted to maturity over the term using the effective interest method.

On July 20, 2017, a holder of the Convertible Notes converted $10 of the principal resulting the Company choosing to issue 13,190 common shares to settle the principal and accrued interest.

On January 2, 2018, the Company issued 2,440,629 common shares in settlement of $691.11 of biannual interest payable on $19.99 million of outstanding Convertible Notes.

Subsequent to the end of the period, on July 3, 2018, the Company issued 7,579,243 common shares in settlement of $724,776 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

The components of the Convertible Notes are as follows:

Face value convertible notes	$20,000
Transaction costs	(1,049)
Embedded Derivative fair value at inception	(5,381)
Value attributed to debt portion of convertible notes	$13,570
Accretion and interest	365
Redemption	(10)
Convertible Note balance August 31, 2017	$13,925
Transaction costs incurred during the period	(61)
Interest payment	(691)
Accretion and interest incurred during the period	1,725
Debt portion of the convertible notes May 31, 2018	14,898
Embedded Derivatives balance May 31, 2018 (see below)	$455
Convertible Note balance May 31, 2018	$15,353

Embedded Derivatives

The Convertible Note Derivatives was valued upon initial recognition at a fair value of $5,381 using partial differential equation methods and is subsequently re-measured at fair value at each period-end through the consolidated statement of net loss and comprehensive loss. The fair value of the Convertible Note Derivatives was measured at $3,300 at August 31, 2017, then $462 at period end resulting in a gain of $2,838 in the current nine month period. Combined with the loss on the warrant derivative (Note 9) of $151, this results in net gain of $2,687.

The fair value of the Convertible Note Derivatives was calculated using partial differential equation methods. The assumptions used in the valuation model used at May 31, 2018 and August 31, 2017 include:

Valuation Date	May 31, 2018	August 31, 2017
Share Price	$0.10	$0.52
Volatility	64.32%	56.17%
Risk free rate	2.09%	1.68%
Credit spread	16.45%	13.59%
All-in rate	18.54%	15.27%
Implied discount on share price	20%	20%

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended May 31, 2018
(In thousands of United States Dollars unless otherwise noted)

The Convertible Note derivative is classified as a level 2 financial instrument in the fair value hierarchy.

8.	SHARE CAPITAL

(a)	Authorized

Unlimited common shares without par value.

(b)	Issued and outstanding

At May 31, 2018, the Company had 283,454,867 shares outstanding.

Fiscal 2018

On May 11, 2018 the Company announced a private placement offering of 15,090,999 units at a price of US$0.15 per unit for gross proceeds of $2.3 million. Each unit consisted of one common share and one common share purchase warrant, with each common share purchase warrant allowing the holder to purchase a further common share at a price of US$0.17. The private placement was contingent on the closure of the public offering that closed May 15, 2018 outlined below. See note 9 for valuation of the warrants.

On May 15, 2018 the Company announced it had closed a public offering of 117,453,862 units at a price of US$0.15 per unit for gross proceeds for $17.6 million. Each unit consisted of one common share and one common share purchase warrant, with each common share purchase warrant allowing the holder to purchase a further common share at a price of US$0.17. See note 9 for valuation of the warrants. Total unit issuance costs of $2.5 million were incurred for the private placement and public offering

On January 2, 2018, the Company issued 2,440,629 common shares in settlement of $691.11 of bi-annual interest payable on $19.99 million of outstanding convertible notes. See Note 8 for further details.

Fiscal 2017

On September 19, 2016, both Sprott and LMM were each issued 801,314 shares with a fair value of $2.0 million each based on the five-day volume weighted average price on the TSX of C$3.66 per share (less a ten percent discount), converted to US dollars as consideration for the September 30, 2016 amendment to the outstanding working capital facilities.

On October 12, 2016, upon drawdown of an additional $5 million from the Amended and Restated Sprott Facility, Sprott was issued 113,963 shares with a value of $250 as a drawdown fee.

On November 1, 2016, the Company announced the closing of an offering of 22,230,000 common shares at a price of $1.80 per share resulting in gross proceeds of $40.0 million. Net proceeds to the Company after fees, commissions and costs were approximately $36.9 million.

On January 13, 2017, Sprott was issued 275,202 shares and Liberty was issued 293,616 shares with a value of $878,440 based on the ten-day volume weighted average price on the TSX of C$2.253 per share (less a ten percent discount), as consideration for the January 13, 2017 amendment to the outstanding working capital facilities.

On January 31, 2017, the Company announced the closing of an offering of 19,693,750 common shares at a price of $1.46 per share resulting in gross proceeds of $28.8 million. Net proceeds to the Company after fees, commissions and costs were approximately $26.3 million.

On April 18, 2017, the Company announced the closing of an offering of 15,390,000 common shares at a price of $1.30 per share resulting in gross proceeds of $20.0 million. Net proceeds to the Company after fees, commissions and costs were approximately $18.3 million.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended May 31, 2018
(In thousands of United States Dollars unless otherwise noted)

On July 25, 2017, the Company issued 13,190 shares upon the conversion of $10 of the Convertible Notes. See Note 8 for further details.

(c)	Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) under the terms of its stock option plan with directors, officers, consultants and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant. Certain stock options of the Company are subject to vesting provisions, while others vest immediately. All exercise prices are denominated in Canadian Dollars.

The following tables summarize the Company’s outstanding stock options:

			Average Exercise
	Number of Shares		Price
Options outstanding at August 31, 2016	2,977,275	C$	7.31
Granted	2,305,000		2.00
Forfeited	(900,000)		6.46
Options outstanding at August 31, 2017	4,382,275	C$	4.65
Forfeited	(904,325)		4.84
Options outstanding at May 31, 2018	3,447,950	C$	4.42

Number	Number			Average Remaining
Outstanding at	Exercisable at			Contractual Life
May 31, 2018	May 31, 2018		Exercise Price	(Years)
2,321,950	2,163,963	C$	2.00	3.29
659,500	659,500		6.50	1.72
496,500	496,500		13.00	0.64
3,477,950	3,319,963			2.58

During the period ended May 31, 2018 the Company did not grant any options. Stock based compensation of $62 (May 31, 2017, $1,121) was incurred during the period relating to options vesting that were granted in a previous period.

During the year ended August 31, 2017 the Company granted 2,305,000 stock options. These stock options vested immediately. The Company recorded $1,867 ($723 capitalized to property plant and equipment and mineral properties and $1,144 expensed).

9.	WARRANT DERIVATIVE

The exercise price of the Company’s outstanding warrants is denominated in US Dollars; however, the functional currency of PTM Canada (where the warrants are held) is the Canadian Dollar. Therefore, the warrants are required to be recognized and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as non-cash gain or loss in the consolidated statement of loss and comprehensive loss.

The warrants were issued May 15, 2018 and were initially valued using the residual value method. An initial valuation of $1,184 was attributed to the warrants which included $141 of unit issuance costs being attributed to the value of the warrants. As the warrants are publicly traded the value of the warrants at each period will be estimated by using price on the last day of trading in the applicable period. The warrants were trading at US$0.01 resulting in a value of $1,335 and loss of $151. When combined with the gain on the embedded derivatives in the convertible notes (see Note 7) this results in a net gain of $2,687 on derivatives.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended May 31, 2018
(In thousands of United States Dollars unless otherwise noted)

10.	RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)	During the period ended May 31, 2018 $161 ($175 – May 31, 2017) was paid or accrued to independent directors for directors’ fees and services.

(b)

During the period ended May 31, 2018, the Company accrued or received payments of $43 ($41 – May 31, 2017) from West Kirkland Mining Inc. (“West Kirkland”), a company with two directors in common, for accounting and administrative services. Amounts receivable at the end of the period include an amount of $14 ($28 – May 31, 2017) due from West Kirkland.

(c)

On May 15, 2018 the Company closed a private placement for 15,090,999 units with Hosken Consolidated Investments Limited (“HCI”). Also on May 15, 2018, HCI participated for an additional 24,909,000 units in the Company’s separate public offering. See “Recent Equity Financings” at item 3. A above for more details. By way of the private placement HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest. As of July 5, 2018, including shares purchased on the open market, HCI owned approximately 15.07% of the Company’s outstanding common shares.

All amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment. These transactions are in the normal course of business and are recorded at consideration established and agreed to by the parties.

11.	CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $1,318 to August 31, 2020.

From period end the Company’s aggregate commitments are as follows:

Payments Due By Period (In thousands of dollars)
	< 1 Year	1 – 3 Years	4 – 5 Years	> 5 Years	Total
Lease Obligations	$594	$724	$-	$-	$1,318
Convertible Note[1]	1,374	2,749	22,051		26,174
LMM Facility	-	54,671	-	-	54,671
Totals	$1,968	$58,144	$22,051	$-	$82,163

1The convertible note and related interest can be settled at the Company’s discretion in cash or shares

12.	SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Period ended	May 31, 2018	May 31, 2017
Amounts receivable, prepaid expenses and other assets	$(275)	$1,163
Accounts payable and accrued liabilities	392	(1,430)
	$117	$(267)

13.	SEGMENTED REPORTING

Segmented information is provided on the basis of geographical segments as the Company manages its business and exploration activities through geographical regions – Canada, South Africa-Maseve, South Africa-Waterberg, South Africa-Other. The Company’s other South African divisions that do not meet the quantitative thresholds of IFRS 8 Operating segments, are included in the segmental analysis under South Africa-Other. The Chief Operating Decision Makers (“CODM”) reviews information from the below segments separately so the below segments are separated. This represents a change from prior years and comparative information has been represented to reflect the way the CODM currently reviews the information

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended May 31, 2018
(In thousands of United States Dollars unless otherwise noted)

The Company evaluates performance of its operating and reportable segments as noted in the following table:

At May 31, 2018	Assets	Liabilities

Canada	$4,965	$57,042
South Africa – Waterberg	29,043	1,128
South Africa – Other	10,242	876

	$44,250	$59,046

At August 31, 2017	Assets	Liabilities

Canada	$4,087	$109,379
South Africa – Maseve	71,816	11,853
South Africa – Waterberg	22,705	-
South Africa – Other	1,920	2,562

	$100,528	$123,794

Comprehensive Loss (Income) for the nine months ended	May 31, 2018	May 31, 2017

Canada	$15,035	$5,976
South Africa – Maseve	13,953	278,389
South Africa – Waterberg	18	-
South Africa – Other	8,599	2,223

	$37,605	$286,588